Exhibit (a)(8)

                                SUPPLEMENT TO THE
                                OFFER TO PURCHASE
                                  UP TO 11,461
                       BENEFICIAL ASSIGNMENT CERTIFICATES
                                       in
                      INDEPENDENCE TAX CREDIT PLUS L.P. IV
                                       for
                            $750 NET PER BAC IN CASH
                                       by
                      LEHIGH TAX CREDIT PARTNERS III L.L.C.

 ................................................................................
THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 24, 1998, UNLESS EXTENDED.
 ................................................................................

         The Purchaser hereby supplements and amends its offer to purchase up to 11,461 of the issued and outstanding Beneficial Assignment Certificates ("BACs") in Independence Tax Credit Plus L.P. IV, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 14, 1998, as amended by the Amendment dated November 13, 1998, and this Supplement and the related Letter of Transmittal, as each may be amended from time to time. Capitalized terms used but not otherwise defined in this Supplement shall have the meanings ascribed to them in the Offer to Purchase.

         1.       Terms of the Offer.

         Section 1 of the Offer to Purchase is hereby supplemented and amended to amend and restate the second sentence of the first paragraph in Section 1 as follows:

                  The term "Expiration Date" shall mean 12:00 midnight, New York City time, on December 24, 1998, unless the Purchaser, in its sole discretion, shall have further extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

         2.       Proration; Acceptance for Payment and Payment for BACs.

         Section 2 of the Offer to Purchase is hereby supplemented and amended to amend and restate the fifth paragraph in Section 2 in its entirety as follows:

                  The Purchase Price will be automatically reduced by $14 per BAC for each month (or part of a month) between December 31, 1998 and the date of transfer for BACs transferred after December 31, 1998. Under no circumstances will the Purchaser pay interest on the Purchase Price for BACs.

         4.       Withdrawal Rights.

         Section 4 of the Offer to Purchase is hereby supplemented and amended to amend and restate the first paragraph in Section 4 in its entirety as follows:

                  Tenders of BACs made pursuant to the Offer are irrevocable, except that BACs tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after December 31, 1998.

         10.      Certain Information Concerning the Purchaser and Everest.

         Section 10 of the Offer to Purchase is hereby supplemented and amended to add the following paragraph at the end of the subsection entitled "Purchaser":

                  The executive officers of the Managing Member (J. Michael Fried, Stuart J. Boesky, Alan P. Hirmes, Marc D. Schnitzer and Denise
         L. Kiley) are also its sole shareholders. The shareholders of the Managing Member have an aggregate net worth in excess of $5,000,000.

         Section 10 of the Offer to Purchase is hereby further supplemented and amended to add the following paragraph at the end of the subsection entitled "Everest":

                  At the request of the SEC, Everest has agreed to execute the amended Schedule 14D-1 solely because it holds the Everest Option. Everest does not admit or believe it or any affiliate is a co-bidder in the Offer or that, as a result of the Everest Option, there will be any contractual relationship with BACs holders. Furthermore, Everest has not participated in the preparation of or made any attempt to verify the information in the Schedule 14D-1 or this Offer to Purchase other than the information with respect to Everest and its affiliates although Everest has no actual knowledge of any material misstatement of other information in the Schedule 14D-1 or this Offer to Purchase.

                   Everest believes that the net worth of the members of the investment fund sponsored by Everest which will acquire BACs if Everest exercises the Everest Option is in excess of $5,000,000 in the aggregate.

         13.      Purchase Price Considerations.

         Section 13 of the Offer to Purchase is hereby supplemented and amended to amend and restate the first three paragraphs in Section 13 in their entirety as follows:

                  The Purchaser has set the Purchase Price at $750 net per BAC (subject to adjustment as set forth in this Offer to Purchase). The Purchaser considered the estimated potential benefits to a non-tendering BACs holder (see below in this Section 13) and determined the Purchase Price in order to provide comparable potential benefits to a tendering BACs holder.

                  If you tender your BACs pursuant to the Offer, the Purchaser believes your aggregate benefits will total $1,190:

Purchase Price:                                             $  750
Tax Credits Received through December 31, 1998:                 87
Tax Savings:                                                    64
Interest to Be Earned on Investing Purchase Price:             289
                                                            ------
                                                            $1,190
                                                            ======

         If you retain your BACs, the Purchaser believes your aggregate benefits will total $1,140:

Tax Credits Received through December 31, 1998:                      $   87
Present Value of Expected Remaining Tax Credits:                        749(a)
Present Value of Original Investment, if returned:                      304
                                                                     ------
                                                                     $1,140
                                                                     ======


----------------
(a) Assumes all Tax Credits with respect to those properties owned by Local Partnerships in which the Partnership currently owns an interest, but which are still under construction, are timely placed in service and leased to qualified tenants. Also includes Tax Credits which are assumed will be available with respect to two additional Local Partnership property investments which the Purchaser expects the Partnership to acquire in the near future. There can be no assurance that the amount of such Tax Credits will be equal to the assumptions made in the chart and if they are not, the aggregate benefits from holding your BACs will be reduced.

                  The Purchaser believes that the projected aggregate per BAC benefit from the Offer, together with the benefits received since 1995, total approximately $1,190. Such benefits include $750 (the Purchase Price) plus $87 (representing the Tax Credits allocated through December 24, 1998) plus approximately $64 (representing the tax savings, assuming a tax rate of 20% for capital gain and 36% for ordinary income, attributable to the use of a capital loss of $163 and an ordinary loss of $87 the Purchaser believes an individual BACs holder will realize if all of his BACs are sold in the Offer) plus approximately $289 (representing the assumed return on the reinvestment of the Purchase Price at 4% for approximately 12 years, discounted at a rate of 8%). The projected benefit of $1,190 assumes the BACs holder acquired the BACs pursuant to the original offering and such BACs holder did not utilize any passive losses.

                  The projected benefit may be more or less depending on, among other things, a tendering BACs holder's tax rate and the return a tendering BACs holder may earn upon investing the Purchase Price.

                                     * * * *

         You are reminded that, unless extended by the Purchaser, the Offer will expire at 12:00 midnight, New York City time, on December 24, 1998. If you have already tendered your BACs pursuant to the Offer, we appreciate your participation and no further action is required. If you have not already tendered and wish to do so now, please complete the Letter of Transmittal previously distributed to you and forward it to:

                      Lehigh Tax Credit Partners III L.L.C.
                             Attn: Christy Corgan
                     c/o Related Capital Company, 5th Floor
                               625 Madison Avenue
                            New York, New York 10022
                                Fax: 212-751-3550

         Should you have any questions, please contact Christy Corgan at 1-800-600-6422 ext. 2040.

                                           Lehigh Tax Credit Partners III L.L.C.

December 14, 1998

                                       3